                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.__)(1)

                                quepasa.com, inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    74833W107
                                    ---------
                                 (Cusip Number)

                                   Alan Sokol
                             Chief Operating Officer
                           Telemundo Network Group LLC
                     2425 Olympic Boulevard, Suite 4050 West
                         Santa Monica, California 90404
                                 (310) 571-3906
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                (Page 1 of 15 Pages)


------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74833W107                                 Page 2 of 15 Pages


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SPE Mundo Investment Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                   OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  California

                        7      SOLE VOTING POWER
      NUMBER OF                               (See Item 5)
       SHARES
                        8      SHARED VOTING POWER
     BENEFICIALLY                             (See Item 5)

      OWNED BY          9      SOLE DISPOSITIVE POWER
        EACH                                  (See Item 5)

      REPORTING         10     SHARED DISPOSITIVE POWER
                                              (See Item 5)
       PERSON
        WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,600,000(2)   Beneficial Ownership disclaimed pursuant to
            Rule 13d-4.  (See Item 5)

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             10.8%

14         TYPE OF REPORTING PERSON*

                                             HC

------------------
(2) Includes 1,000,000 shares of Common Stock issuable upon the conversion of a currently exercisable warrant (as computed under Rule 13d-3(d)(1)(i)(A)).

CUSIP NO. 74833W107                                   Page 3 of 15 Pages


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   Telemundo Network Group LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

3        SEC USE ONLY


4        SOURCE OF FUNDS*
                   OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                        7      SOLE VOTING POWER
      NUMBER OF                                       (See Item 5)

        SHARES
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                                       (See Item 5)

         EACH
                        9      SOLE DISPOSITIVE POWER
      REPORTING                                       (See Item 5)
       PERSON

         WITH           10     SHARED DISPOSITIVE POWER
                                                      (See Item 5)


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      1,600,000(3)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            10.8%

14       TYPE OF REPORTING PERSON*

                                              OO
----------------

(3) Includes 1,000,000 shares of Common Stock issuable upon the conversion of a currently exercisable warrant (as computed under Rule 13d-3(d)(1)(i)(A)).

CUSIP NO. 74833W107                                   Page 4 of 15 Pages



1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

                   Sony Pictures Entertainment Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|


3        SEC USE ONLY


4        SOURCE OF FUNDS
                   OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware


      NUMBER OF        7      SOLE VOTING POWER
        SHARES                          (See Item 5)

     BENEFICIALLY
                       8      SHARED VOTING POWER
       OWNED BY                         (See Item 5)

         EACH
                       9      SOLE DISPOSITIVE POWER
      REPORTING                         (See Item 5)
        PERSON

         WITH          10     SHARED DISPOSITIVE POWER
                                         (See Item 5)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000(4) Beneficial Ownership disclaimed pursuant to Rule 13d-4.
                                                                    (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             10.8%

14       TYPE OF REPORTING PERSON*

                                             CO


-------------------
(4) Includes 1,000,000 shares of Common Stock issuable upon the conversion of a currently exercisable warrant (as computed under Rule 13d-3(d)(1)(i)(A)).

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), and a warrant (the "Warrant") to purchase shares of Common Stock, of quepasa.com, inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 400 East Van Buren, 4th Floor, Phoenix, Arizona, 85004.

Item 2.  Identity and Background.

         (a), (b), (c) and (f)

         This statement on Schedule 13D is being filed by Sony Pictures Entertainment Inc. ("SPE"), SPE Mundo Investment Inc. ("SPE Mundo") and Telemundo Network Group LLC ("Telemundo", and together with SPE and SPE Mundo, the "Reporting Persons").

         SPE is a Delaware corporation with its principal business and office located at 10202 West Washington Boulevard, Culver City, California 90232. SPE's global operations encompass motion picture production and distribution, television programming and syndication, home video acquisition and distribution, operation of studio facilities, development of new entertainment products, services, and technologies, and distribution of filmed entertainment in 67 countries. SPE indirectly owns one hundred percent (100%) of the common stock of SPE Mundo.

         SPE Mundo is a California corporation with its principal business and office located at 10202 West Washington Boulevard, Culver City, California 90232. SPE Mundo's principal business is holding the investment in, and acting as managing member of, Telemundo. SPE Mundo owns fifty percent (50%) of the membership interests in, and is the managing member of, Telemundo.

         Telemundo is a Delaware limited liability company with its principal business and office located at 2425 Olympic Boulevard, Suite 4050 West, Santa Monica, California 90404. Telemundo's principal business is to provide Spanish language television broadcasting to the Hispanic market in the United States.

         The names, citizenship, business address and principal occupations or employments of each of the executive officers and directors of SPE, SPE Mundo and Telemundo are set forth in Annex I, which is incorporated herein by reference.

         (d) and (e)

         During the last five years none of the Reporting Persons nor, to their knowledge, any person named in Annex I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of a such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 600,000 shares of Common Stock (the "Shares") and Warrant were issued by the Issuer to Telemundo in exchange for a $5.0 million advertising credit on the Telemundo Television Network, such credit to be applied in $1.0 million increments over 5 years.

                              Page 5 of 15 Pages

         The Issuer also agreed to purchase an additional $1.0 million of advertising from Telemundo to be broadcast over twenty-six (26) weeks commencing in August 1999.

Item 4.  Purpose of Transaction.

         The Shares and Warrant reported herein as beneficially owned by Telemundo were purchased for investment purposes. Depending on the periodic evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Telemundo may acquire additional securities of the Issuer or sell all or a portion of the Shares, the Warrant or the shares of Common Stock issuable upon exercise of the Warrant or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, the Reporting Persons, and to the best knowledge of the Reporting Persons, any person identified on Annex I hereto, do not have any plans or proposals relating to or which would result in any of the transactions described in Items 4(a)-(j) of
         Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)

         As of June 24, 1999, Telemundo may be deemed to beneficially own 1,600,000 shares of Common Stock, which include 1,000,000 shares of Common Stock issuable upon exercise of the Warrant, representing 10.8 % of the outstanding class of Common Stock of the Issuer.

         SPE owns one hundred percent (100%) of the common stock of SPE Mundo and SPE Mundo owns fifty percent (50%) of the membership interests in, and is the managing member of, Telemundo. On account of the relationships described in Item 2 and this Item 5, for purposes of Rule 13(d) under the Act, SPE and SPE Mundo may be deemed to be the beneficial owners and share voting and dispositive power over the Shares, the Warrant and the shares of Common Stock issuable upon exercise of the Warrant . Each of SPE and SPE Mundo disclaims beneficial ownership of these securities and their filing of this
         Schedule 13D shall not be deemed an admission that they are beneficial owners or have voting or dispositive power over such securities for any purposes under the Act.

         Except as otherwise described herein, the Reporting Persons, and to the best knowledge of the Reporting Persons, any person identified on Annex I hereto, do not beneficially own any securities of the Issuer.

         (c)

         None of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

         (d) and (e)

         Not Applicable


                              Page 6 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise described herein, the Reporting Persons, and to the best knowledge of the Reporting Persons, any person identified on Annex I hereto, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement dated as of July 6, 1999 by and among SPE, SPE Mundo and Telemundo.

                                     Annex I

         Executive Officers and Directors of Sony Pictures Entertainment Inc., SPE Mundo Investment Inc. and Telemundo Network Group LLC.


                              Page 7 of 15 Pages

                                   Signatures


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated: July 6, 1999                          SPE Mundo Investment Inc.
       ------------
                                             By:   /s/ Leah E. Weil
                                                   ---------------------------
                                             Name:     Leah E. Weil
                                                   ---------------------------
                                             Title:    Senior Vice President
                                                       and Assistant Secretary
                                                   ---------------------------


                                             Telemundo Network Group LLC

                                             By:   /s/ Alan Sokol
                                                   ---------------------------
                                             Name:     Alan Sokol
                                                   ---------------------------
                                             Title:    Chief Operating Officer
                                                   ---------------------------


                                             Sony Pictures Entertainment Inc.

                                             By:   /s/ Leah E. Weil
                                                   ---------------------------
                                             Name:     Leah E. Weil
                                                   ---------------------------
                                             Title:    Assistant Secretary
                                                   ---------------------------

                              Page 8 of 15 Pages

                                     Annex I


                        Directors and Executive Officers


         The following table sets forth the name, business address and present principal employment of each director and executive officer of Sony Pictures Entertainment Inc., SPE Mundo Investment Inc. and each member of Telemundo Network Group LLC.


                        Sony Pictures Entertainment Inc.

                        Executive Officers and Directors
                               As of July 1, 1999


Name and Business Addresses      Citizen        Title
---------------------------      -------        -----

John N. Calley                   U.S.           Chairman, President and Chief
10202 West Washington Blvd.                     Executive Officer
Culver City, CA 90232


Robert J. Wynne                  U.S.           Co-President and
10202 West Washington Blvd.                     Chief Operating Officer
Culver City, CA 90232


Masayuki Nozoe                   Japan          Executive Vice President
10202 West Washington Blvd.
Culver City, CA 90232


Jon Feltheimer                   U.S.           Executive Vice President
10202 West Washington Blvd.
Culver City, CA 90232


Ronald N. Jacobi                 U.S.           Executive Vice President,
10202 West Washington Blvd.                     General Counsel and Secretary
Culver City, CA 90232


Yair Landau                      U.S.           Executive Vice President,
10202 West Washington Blvd.                     Corporate Development and
Culver City, CA 90232                           Strategic Planning


Beth Berke                       U.S.           Executive Vice President,
10202 West Washington Blvd.                     Human Resources
Culver City, CA 90232


Joseph W. Kraft                  U.S.           Senior Vice President and
10202 West Washington Blvd.                     Treasurer
Culver City, CA 90232


Robert H. Moses                  U.S.            Vice President
555 Madison Avenue
New York, NY 10022


Leah Weil                        U.S.           Assistant Secretary
10202 West Washington Blvd.
Culver City, CA 90232

                              Page 9 of 15 Pages

Name and Business Addresses      Citizen        Title
---------------------------      -------        -----


Jared Jussim                     U.S.           Assistant Secretary
10202 West Washington Blvd.
Culver City, CA 90232


Robert Eichhorn                  U.S.           Assistant Secretary
555 Madison Avenue
New York, NY 10022


Michael Winchester               U.S.           Assistant Treasurer
10202 West Washington Blvd.
Culver City, CA 90232


Lynne R. Shulim                  U.S.           Assistant Treasurer
10202 West Washington Blvd.
Culver City, CA 90232


Howard Stringer                  U.S.           Chairman of the Board of
550 Madison Avenue                              Directors, Director
New York, NY 10022


Norio Ohga                       Japan          Director
7-35, Kitashinagawa 6-chome,
Shinagawa-ku,
Tokyo 141-0001
Japan


Nobuyuki Idei                    Japan          Director
7-35, Kitashinagawa 6-chome,
Shinagawa-ku,
Tokyo 141-0001
Japan


Tsunao Hashimoto                 Japan          Director
7-35, Kitashinagawa 6-chome,
Shinagawa-ku,
Tokyo 141-0001
Japan


Tamotsu Iba                      Japan          Director
7-35, Kitashinagawa 6-chome,
Shinagawa-ku,
Tokyo 141-0001
Japan


John N. Calley                   U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Peter G. Peterson                U.S.           Director
345 Park Avenue, 31st Floor
New York, New York 10154


H. Paul Burak                    U.S.           Director
575 Madison Avenue
New York, New York 10022


Teruo Masaki                     Japan          Director


                             Page 10 of 15 Pages

Name and Business Addresses      Citizen        Title
---------------------------      -------        -----
7-35, Kitashinagawa 6-chome,
Shinagawa-ku,
Tokyo 141-0001
Japan


                             Page 11 of 15 Pages

                            SPE Mundo Investment Inc.

                        Executive Officers and Directors
                               As of July 1, 1999


Name and Business Addresses       Citizen        Title
---------------------------       -------        -----
Jon Feltheimer                    U.S.           President
10202 West Washington Blvd.
Culver City, CA 90232


Andrew J. Kaplan                  U.S.           Senior Executive Vice President
10202 West Washington Blvd.
Culver City, CA 90232


Ronald N. Jacobi                  U.S.           Executive Vice President,
10202 West Washington Blvd.                      General Counsel and Secretary
Culver City, CA 90232


Michael Grindon                   U.S.           Executive Vice President
10202 West Washington Blvd.
Culver City, CA 90232


Leah Weil                         U.S.           Senior Vice President and
10202 West Washington Blvd.                      Assistant Secretary
Culver City, CA 90232


Joel Grossman                     U.S.           Senior Vice President and
10202 West Washington Blvd.                      Assistant Secretary
Culver City, CA 90232


Joseph W. Kraft                   U.S.           Senior Vice President and
10202 West Washington Blvd.                      Treasurer
Culver City, CA 90232


Robert H. Moses                   U.S.           Vice President
555 Madison Avenue
New York, NY 10022


Vicki R. Solmon                   U.S.           Assistant Secretary
10202 West Washington Blvd.
Culver City, CA 90232


Robert Eichhorn                   U.S.           Assistant Secretary
555 Madison Avenue
New York, NY 10022


Michael Winchester                U.S.           Assistant Secretary
10202 West Washington Blvd.
Culver City, CA 90232


Charles Falcetti                  U.S.           Controller
10202 West Washington Blvd.
Culver City, CA 90232

                             Page 12 of 15 Pages

Name and Business Addresses       Citizen        Title
---------------------------       -------        -----
Peter Halt                        U.S.           Assistant Controller
10202 West Washington Blvd.
Culver City, CA 90232


Lynne R. Shulim                   U.S.           Assistant Treasurer
10202 West Washington Blvd.
Culver City, CA 90232


Janel Clausen                     U.S.           Assistant Treasurer -
10202 West Washington Blvd.                      Risk Management
Culver City, CA 90232


Beth Berke                        U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Ronald N. Jacobi                  U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Leah Weil                         U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232

                             Page 13 of 15 Pages

                           Telemundo Network Group LLC



Name and Business Addresses       Citizen        Title
---------------------------       -------        -----
Peter Tortorici                   U.S.           President and Chief Executive
2425 Olympic Blvd., Suite 4050                   Officer
Santa Monica, CA 90404


Alan Sokol                        U.S.           Chief Operating Officer
2425 Olympic Blvd., Suite 4050
Santa Monica, CA 90404


Jon Feltheimer                    U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Andy Kaplan                       U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Michael Grindon                   U.S.           Director
10202 West Washington Blvd.
Culver City, CA 90232


Robert Bennett                    U.S.           Director
9197 South Peoria Street
Englewood, CO 80112


David Koff                        U.S.           Director
9197 South Peoria Street
Englewood, CO 80112


Gary Howard                       U.S.           Director
9197 South Peoria Street
Englewood, CO 80112


                             Page 14 of 15 Pages

                                                                   EXHIBIT 1


                                    AGREEMENT


The undersigned hereby agree to file a joint statement on Schedule 13D and amendments thereto pertaining to the shares of Common Stock of quepasa.com, inc. This agreement may be terminated for any reason by any party hereto immediately upon the person delivery or facsimile transmission of notice to that effect to the other parties hereto.





Dated: July 6, 1999                          SPE Mundo Investment Inc.
       ------------
                                             By:   /s/ Leah E. Weil
                                                   ---------------------------
                                             Name:     Leah E. Weil
                                                   ---------------------------
                                             Title:    Senior Vice President
                                                       and Assistant Secretary
                                                   ---------------------------


                                             Telemundo Network Group LLC

                                             By:   /s/ Alan Sokol
                                                   ---------------------------
                                             Name:     Alan Sokol
                                                   ---------------------------
                                             Title:    Chief Operating Officer
                                                   ---------------------------


                                             Sony Pictures Entertainment Inc.

                                             By:   /s/ Leah E. Weil
                                                   ---------------------------
                                             Name:     Leah E. Weil
                                                   ---------------------------
                                             Title:    Assistant Secretary
                                                   ---------------------------




                             Page 15 of 15 Pages